Motive Capital Corp

7 World Trade Center

250 Greenwich Street, FL 47

New York, NY 10007

November 25, 2020

VIA EDGAR

Jonathan Burr

Office of Real Estate and Construction

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Motive Capital Corp Draft Registration Statement on Form S-1 Submitted October 13, 2020 CIK No. 0001827821

Dear Mr. Burr:

This letter sets forth responses of Motive Capital Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 9, 2020 with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the numbered comment immediately below it.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Recent Sales of Unregistered Securities, page II-1

1.	Staff’s Comment: Please revise to address the forward purchase agreement.

Response: The Company advises the Staff that it has revised the disclosure to include a description of the forward purchase agreement.

 Signatures, page II-6

2.	Please revise to have the draft registration statement indicate that it will be signed by the principal executive officer, the principal financial officer, and principal accounting officer or controller in the signature section "signed below by the following persons in the capacities...indicated". See Instruction 1 to Signatures of Form S-1.

Response: The Company advises the Staff that it has revised the signature page to reflect that it will be signed by the principal executive officer and principal financial and accounting officer.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,
/s/ Blythe Masters
Blythe Masters

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP